EXHIBIT 12.1
BRAVO BRIO RESTAURANT GROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year-ended
	December 26	December 26	December 26	December 26	December 26
	2010	2009	2008	2007	2006

Computation of Earnings:
Net (loss) income before income taxes	$(1,002)	$3,536	$(6,338)	$(4,289)	$(96)
Gross Interest Expense	6,131	7,573	10,842	12,287	6,006
Capitalized Interest	(70)	(454)	(950)	(434)	(363)
40% of Minimum Rent	5,491	4,556	4,247	3,692	3,461

Earnings as Adjusted	10,550	15,211	7,801	11,256	9,008

Computation of Fixed Charges:
Gross Interest Expense	6,131	7,573	10,842	12,287	6,006
40% of Minimum Rent	5,491	4,556	4,247	3,692	3,461

Fixed charges	11,622	12,129	15,089	15,979	9,467

Ratios of Earnings to Fixed Charges	0.91	1.25	0.52	0.70	0.95